Exhibit 1

N E W S   R E L E A S E

TALISMAN ENERGY MONKMAN WELL TESTS AT 40 MMCF/D

COMPANY BUILDS STRATEGIC LAND POSITION IN

            NEW DEEP GAS PLAY

Calgary, Alberta – November 1, 2004 – Talisman Energy Inc. has drilled another successful Paleozoic gas well in its core Monkman area in northeastern British Columbia.  The well tested at a restricted rate of 40 mmcf/d and should be on production by January 1, 2005.  Talisman also recently purchased deep gas mineral rights on 3,800 hectares of offsetting Crown Land for $7.9 million.

The Talisman Seneca Brazion b-60-E /93-P-5 well (80% Talisman, 20% Seneca Energy Canada Inc.) tested at a stabilized, restricted rate of approximately 40 mmcf/d, with a flowing tubing head pressure of 3700 psi.  The well was drilled on a previously untested structure.  Based on flow rates and pressure data current indications are that this well could have upwards of 200 bcf of original gas in place.

“This is a significant and exciting new discovery,” said Dr. Jim Buckee, President and Chief Executive Officer.  “Over time, the deep play at Monkman could be as prolific as the Triassic play where 2 tcf has been produced to date. The Monkman deep play is another example of our successful North American natural gas strategy and illustrates the shift towards selectively pursuing more high impact exploration prospects.”

The well is currently being tied in to existing Talisman infrastructure. Although capable of producing at rates in excess of 75 mmcf/d the well will initially flow at 40 mmcf/d. Incremental production will depend on reservoir performance and available processing capacity.

Talisman acquired 3,800 hectares of deep gas mineral rights at the October 20, 2004 British Columbia land sale for $7.9 million (100% Talisman).  This land is along trend to the north and west of the 60-E discovery.  Talisman has been the leader in evaluating the deep gas play at Monkman and has built a strategic deep rights land position of approximately 134,000 gross hectares (approximately 446 gas spacing units) with an average working interest of about 57%.

To date, three out of the six deep exploration wells drilled by Talisman at Monkman have been successful.  The Company plans to drill four Paleozoic wells at Monkman in 2005.  This will include a follow-up well on the Brazion structure and two wells on untested structures at Bullmoose and Boulder.  Talisman has identified 30 potential drilling locations and is looking for targets of 35 bcf per well or greater, although the estimated size of the b-60-E discovery enhances the upside potential of this high impact exploration play.

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~~ This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

Additional Information

Talisman announced its first discovery in the area in July 2002 with the b-79-J well (TLM 40%).  The d-50-C deep well was drilled on the b-79-J structure, eight miles to the southeast of 60-E, and should be tied in next month.  Talisman’s natural gas sales from the Palaeozoic are forecast (on a risked basis) to increase from 2 mmcf/d currently to approximately 50 mmcf/d by 2007.  Production has a low acid gas content (combined CO2 and H2S at 60-E is estimated at 13%) and the 60-E well is eligible for a deep gas royalty holiday.  The deep play is in close proximity to Talisman operated infrastructure that connects to the Pine River gas processing plant.  Prices received by Talisman at Pine River have averaged over $6/mcf this year and operating costs for deep gas are expected to be in the range of $0.75/mcf (lower than existing operating costs in the area).  Well depths average between 4,000-5,000 metres with drilling costs ranging between $12-15 million.

Talisman Energy Inc. is a large, independent oil and gas producer with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States.  Talisman's subsidiaries also conduct business in Trinidad, Colombia, Qatar and Peru.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social and environmental responsibility wherever its business is conducted.  The Company is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate & Investor Communications

Phone:

403-237-1196  Fax:  403-237-1210

E-mail:

tlm@talisman-energy.com

29-04

Forward-looking Statements

This news release contains estimates of future production, business plans for drilling, estimated amounts of drilling costs and operating costs and estimates of gas in place that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements.  These risks include the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks. Relevant risks also include, but are not limited to general economic conditions; fluctuations in oil and gas prices and foreign currency exchange rates; and the possibility that government policies may change or governmental approvals may be delayed or withheld.

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~~ This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company’s Annual Report under the headings "Management's Discussion and Analysis – Liquidity and Capital Resources", “- Risks and Uncertainties” and “- Outlook for 2004” as well as in Talisman’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Note to U.S. Readers

Throughout this news release, Talisman makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

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~~ This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~